SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             ..No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on November 13, 2014

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Royal Dutch Shell plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3.):	See answer to Question 9

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	11 November 2014

6. Date on which issuer notified:	12 November 2014

7. Threshold(s) that is/are crossed or reached:	Above 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
A Ordinary (GB00B03MLX29)	27,363,326	27,363,326			27,363,326		0.4308%
A ADRs (US7802592060)	18,233,911	36,467,822			37,175,022		0.5853%
B Ordinary (GB00B03MM408)	72,022,615	72,022,615			72,023,615		1.1340%
B ADRs (US7802591070)	58,760,234	117,520,468			117,520,468		1.8503%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
254,082,431	4.0004%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Capital Group Companies, Inc. (“CG”) holdings	Number of Shares	Percent of Outstanding
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	1,732,863	0.027%
Capital International Limited	581,157	0.009%
Capital International SArl	458,113	0.007%
Capital International, Inc.	333,100	0.005%
Capital Research and Management Company	250,977,198	3.952%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Mark Edwards Royal Dutch Shell plc

15. Contact telephone number:	+44 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: November 13, 2014